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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

TOUSA, Inc.
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
878483106
(CUSIP Number)
Stephen M. Wagman
4000 Hollywood Boulevard, Suite 500 N
Hollywood, Florida 33021
(954) 364-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	878483106

1	NAMES OF REPORTING PERSONS Technical Olympic S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		39,899,975 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,299,975 shares

WITH	10	SHARED DISPOSITIVE POWER

20,600,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,899,975 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

     This Amendment No. 14 to Schedule 13D (this “Amendment”) amends certain items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on December 27, 1999 and amended on February 14, 2000, February 11, 2003, November 13, 2003, December 16, 2003, November 4, 2004, September 21, 2005, July 5, 2006, October 10, 2006, January 12, 2007, January 30, 2007, March 14, 2007, March 20, 2007 and on April 4, 2007 by providing the additional information set forth below. Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 is hereby amended to add the following:
     As previously reported, the Reporting Person entered into a Pledge Agreement dated December 28, 2006 (the “Cyprus Agreement), in favor of Bank of Cyprus Public Company Limited (“Cyprus”), in connection with a €10,000,000 bond issue by the Reporting Person (the “Cyprus Bond Loan Plan”). Pursuant to the Cyprus Agreement, the Reporting Person initially pledged and assigned to the bond holders, and created a first priority security interest in, all of its rights, title and interest in and to 4,500,000 shares of Common Stock (the “Cyprus Initial Pledged Shares”). On March 14, 2007, pursuant to the terms of the Agreement, the Reporting Person pledged and assigned to the bond holders, and created a first priority interest in, all of its rights, title and interest in and to an additional 800,000 shares of Common Stock (the “Cyprus First Pledged Shares”). On April 3, 2007, pursuant to the terms of the Cyprus Agreement, the Reporting Person pledged and assigned to the bond holders, and created a first priority interest in, all of its rights, title and interest in and to an additional 5,000,000 shares of Common Stock (collectively with the Cyprus Initial Pledged Shares, and the Cyprus First Pledged Shares, the “Cyprus Shares”).
     On August 20, 2007, the Reporting Person paid in full and satisfied the obligations arising under the Cyprus Bond Loan Plan and the pledge and assignment of the Cyprus Shares was terminated in favor of the Reporting Person.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 29, 2007	TECHNICAL OLYMPIC S.A.
	By:	/s/ Konstantinos Stengos
		Name:	Konstantinos Stengos
		Title:	President